SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number: 001-14473

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(K) PLAN

(Full title of the plan)

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(K) PLAN

INDEX TO FINANCIAL INFORMATION AND OTHER INFORMATION

I	REQUIRED INFORMATION

Report of Independent Accountants		3

Financial Statements:

	Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001	4

	Statement of Changes In Net Assets Available for Benefits, for the Years Ended December 31, 2002 and 2001	5

	Notes to Financial Statements	6-12

Supplemental Information:

	Schedule G—Part III—Nonexempt Transactions	14

	Schedule H—Line 4i—Schedule of Assets (Held at End of Year)	15

II	SIGNATURE	16

III	EXHIBIT 23—Consent of Deloitte and Touch LLP	17

	EXHIBIT 99.1—Consent of Crowe, Chizek and Company LLC	18
	EXHIBIT 99.2—2001 Report of Independent Accountants

INDEPENDENT AUDITORS’ REPORT

To the Sky Financial Group, Inc.

Profit Sharing and 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2002, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan as of and for the year ended December 31, 2001 were audited by other auditors whose report, dated April 9, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Cleveland, Ohio

June 11, 2003

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments at fair value	$70,359,883	$72,912,669
Receivables:
Employer contributions	5,746,817	5,044,754
Employee contributions	154,677	147,016
Due from Three Rivers Bancorp 401(k) Plan	5,154,380
Interest and dividends	24,894	31,171
Due from brokers for securities sold	6,546	6,118

Total assets	81,447,197	78,141,728

LIABILITIES:
Accrued expenses	10,607
Due to brokers for securities purchased	255,021	250,830

Total liabilities	265,628	250,830

NET ASSETS AVAILABLE FOR BENEFITS	$81,181,569	$77,890,898

The accompanying notes are an integral part of these financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(8,596,152)	$1,744,974
Interest and dividends	1,436,140	651,920

Total investment income (loss)	(7,160,012)	2,396,894

Contributions:
Employer	7,913,903	6,942,567
Participants	4,550,318	3,791,037
Participant rollovers	321,791	610,416

Total contributions	12,786,012	11,344,020

Transfers from:
Sky Financial Group, Inc. Employee Stock Ownership Pension Plan	69,722	480,654
Three Rivers Bancorp 401(k) Plan	5,154,380

Total transfers	5,224,102	480,654

Total additions	10,850,102	14,221,568

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	7,485,978	7,391,068
Administrative and investment services expenses	73,453	465,826

Total deductions	7,559,431	7,856,894

NET INCREASE IN NET ASSETS	3,290,671	6,364,674

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	77,890,898	71,526,224

End of year	$81,181,569	$77,890,898

The accompanying notes are an integral part of these financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF PLAN

The following description of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan (the ”Plan”) provides only general information. The Plan includes a frozen profit sharing component and a 401(k) component. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan was originally effective July 1, 1989 and was restated on January 1, 1995, January 1, 1999, and January 1, 2001. The Plan is a defined contribution plan covering substantially all employees of Sky Financial Group, Inc. (the “Company”), and its wholly-owned subsidiaries, who have attained age 18 and are not classified as independent contractors or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by a Committee appointed by the Board of Directors of Sky Financial Group, Inc. (the “Committee”). The Committee is responsible for interpreting the Plan and authorizing disbursements. The assets of the Plan (except for the Sky Financial Group, Inc. Master Trust - see Note 4) are held and administered by Marshall & Ilsley Trust Company.

Contributions—Each year, participants may contribute up to the maximum amount allowed by the Internal Revenue Code ($11,000 for 2002 and $10,500 for 2001) to the Plan. The Company makes a matching contribution equal to 100% of the participant’s contribution up to 3% of that participant’s compensation. Additionally, the Company, at the option of its board of directors, may contribute additional discretionary amounts each year that are allocated among participants based on each participant’s compensation. Participants direct the investment of their respective individual participant accounts.

Participant Accounts—Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contribution and Plan earnings. Investment income or loss is allocated to participant accounts based on proportional account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting—Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of credited service as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

The portion of a participant’s account balance that is not fully vested will be forfeited if the participant separates from service. Participants fully vest in their accounts upon retirement, disability or death.

The nonvested portions of the accounts of terminated participants are forfeited in accordance with the terms of the Plan. Forfeitures can be used to reduce employer contributions. Forfeitures used to reduce employer contributions were $316,306 and $264,305 in 2002 and 2001, respectively.

Merger of Plan and Transfer of Plan Assets—On October 1, 2002, the Company acquired Three Rivers Bancorp, Inc. (“Three Rivers”). On November 13, 2002, the Company approved the merger of the Three Rivers Bancorp 401(k) Plan into the Plan, to be effective January 1, 2003. The Company gave continuing former employees of Three Rivers past service credit for their employment with Three Rivers for the purpose of eligibility, participation, and vesting in the Plan. The account balances of the continuing former Three Rivers employees, transferred into the Plan in January 2003, aggregated $5,154,380 and are recognized in the 2002 financial statements as an amount due from the Three Rivers Bancorp 401(k) Plan.

Investment Options—The Plan provides for the establishment of a variety of investment funds and a Company stock fund. These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations. The Company has the sole discretion to determine or change the number and nature of investment funds. The investment funds established under the Plan as of December 31, 2002 are:

AIM Basic Value Inc. Large Cap Fund—This fund invests for long-term growth of capital. The fund seeks to meet this objective by investing normally at least 65% of total assets in equity securities of U.S. issuers that have market capitalization’s of greater than $500 million and which the portfolio managers believe to be undervalued in relation to long-term earning power or other factors.

Federated Prime Obligations Fund—This fund is a liquid dollar-in-dollar-out money market fund with minimal risk to principal. This fund invests in Treasury bills, bankers acceptances, Fannie Mae securities, and other short-term obligations. This fund is managed by Federated Investors.

Fremont U.S. Micro Cap Fund—This fund seeks long-term capital appreciation. The fund invests in stocks of U.S. Companies which, based upon market capitalization at the time of purchase, are among the smallest 5% of companies listed on U.S. exchanges and on the over-the-counter market.

Harbor International Fund—This fund invests for long-term total return primarily from growth of capital. The Fund invests primarily in international large-cap value oriented stocks. Companies in the fund’s portfolio generally have market capitalization in excess of $1 billion.

Berger Omni Small Cap Value Fund—This is an open-end, no-load fund, which seeks capital appreciation. It invests in companies that are believed to be experiencing, or have the potential to experience, growth in revenues, earnings or assets or are believed to be undervalued.

Pimco High Yield Fund—This is an open-end fund whose investment objective is to seek maximum total return, consistent with preservation of capital. The fund seeks to achieve its objective by investing primarily in higher yielding, lower-rated fixed-income securities and has an intermediate duration portfolio.

Pimco Low Duration Fund—This is an open-end fund whose investment objective is to seek current income, consistent with relatively low volatility of principle. The fund seeks to achieve its objective by investing primarily in investment grade fixed-income securities and has a short term portfolio.

Sky Financial Group, Inc. Master Trust—The master trust invests only in the common stock of Sky Financial Group, Inc.

Sky Trust, N.A. Collective Core Equity Fund—This fund invests in 40 large-cap stocks that exhibit growth or value characteristics.

Sky Trust, N.A. Collective Core Fixed Income Fund—This fund invests in the corporate and government bond markets. Adjustments are made to the Fund’s investments to take into account economic expectations.

TCW Galileo Value Opportunities Fund—This fund seeks long-term capital appreciation. To achieve this goal, the fund invests (except when maintaining a temporary defensive position) at least 65% of the value of its net assets in equity securities of companies with market capitalization at the time of acquisition within the capitalization range of the companies comprising the Russell Mid Cap Value Index.

Turner Mid Cap Growth Fund—This fund seeks long-term capital appreciation. To achieve this goal, the fund invests (except when maintaining a temporary defensive position) at least 80% of the value of its net assets in equity securities of companies with market capitalization at the time of acquisition within the capitalization range of the companies comprising the Russell Mid Cap Growth Index.

Vanguard Growth Index Fund—This open-end fund seeks to replicate the total return of the S&P/BARRA Growth Index, an index including stocks in the S&P 500 Composite Index with higher than average ratios of market price to book value. The Fund seeks to achieve its objective by investing in common stocks at all times.

Vanguard GNMA Fund—This is an open-ended income fund. The objective of the fund is to provide investors with a high level of current income consistent with the maintenance of principal and liquidity. The Fund invests at least 80% of its assets in Government National Mortgage Association (GNMA) pass-through certificates.

The following investment options were eliminated during 2002 and participants were given the opportunity to invest in other funds:

Vanguard Growth & Income Fund—This fund seeks a total return greater than that of the S&P 500 Index on an annual basis. The fund invests at least 65% of its assets in securities included in the S&P 500 Index. Any amounts not directed for investment were reinvested in the AIM Basic Value Inc. Large Cap Fund.

RS Emerging Growth Fund—This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of emerging-growth companies. These companies usually have above-average growth potential due to superior products or services, operating characteristics, and financing capabilities. Any amounts not directed for investment were reinvested in the Fremont U.S. Micro Cap Fund.

Scudder International Fund—This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equity securities issued by companies domiciled outside of the United States. It diversifies investments by issuer and does not concentrate in any one industry, geographic region, or individual country. Any amounts not directed for investment were reinvested in the Harbor International Fund.

Participant Loans—The Plan provides that participants can borrow funds against their account balances. These loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Participant loans bear interest at a fixed annual rate, as determined by the committee on the date of loan approval. Participant loans bear interest at a fixed annual rate, as determined by the Committee on the date of loan approval. Loan issuances are treated as a transfer between a participant’s investment fund(s) and the loans receivable from participant’s fund. The loans are secured by the balance in the participant’s account. Loan principal and interest payments are made through payroll deductions for periods up to five years for a personal loan and up to 15 years for a residential home loan.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in the account, or the vested portion of a participant’s balance may be distributed in installments or partial distributions. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid were $55,428 and $727,131 at December 31, 2002 and 2001, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results may differ from these estimates.

Investments—Investments in mutual funds, common/collective accounts and Sky Financial Group, Inc. Master Trust are stated at fair value as determined by the trustee, based upon the market values of the underlying assets of the fund, common/collective account and Sky Financial Group, Inc. Master Trust. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividend income is recorded on the ex-dividend date.

Distributions to Participants—Distributions to participants are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid by the Plan or the Company as determined by the Company.

Reclassifications—Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

3.	INVESTMENTS

The following presents, at fair value, investments that represent 5% or more of the Plan’s net assets.

Investment	2002	2001
Sky Financial Group, Inc. Master Trust	$24,239,911	$24,711,472
Sky Trust, N.A. Collective Core Equity Fund	6,730,664	8,680,552
Federated Prime Obligations Fund	6,554,068	5,769,768
Berger Omni Small Cap Value Fund	6,351,859	6,339,762
Sky Trust, N.A. Collective Core Fixed Fund	5,789,955	5,132,693
AIM Basic Value Inc. Large Cap Fund	4,902,549
Vanguard Growth Index Fund	4,329,065	5,401,696
Vanguard Growth & Income Fund		6,195,882

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year Ended December 31,
Net Change in Fair Value	2002	2001
Sky Financial Group, Inc. Master Trust	$(737,983)	$5,225,619
Common collective funds	(1,796,147)	(665,886)
Mutual funds	(6,062,022)	(2,814,759)

Total	$(8,596,152)	$1,744,974

4.	INTEREST IN SKY FINANCIAL GROUP, INC. MASTER TRUST

The Plan invests in the Sky Financial Group, Inc. Master Trust (the “Master Trust”), which was established for the investment of assets of the Plan and the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan. Each participating retirement plan has an undivided interest in the Master Trust. Effective June 1, 2000, the assets of the Master Trust were transferred to Sky Trust, N.A., and Sky Trust, N.A. assumed management of the Master Trust. The Plan’s interest in the net assets of the Master Trust was 39.32% and 40.49% at December 31, 2002 and 2001, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each individual Plan’s ownership interest in the Master Trust.

The following table presents the fair value of investments for the entire Master Trust:

	December 31,
Investments at Fair Value	2002	2001
Sky Financial Group, Inc. Common Stock	$61,204,432	$60,832,831
Federated Prime Obligations Fund	436,199	203,506

Total	$61,640,631	$61,036,337

The investment income for the entire Master Trust is as follows:

	Year Ended December 31,
Investment Income	2002	2001
Net appreciation (depreciation) in fair value of investments	$(1,793,215)	$11,018,973
Interest	19,899	40,622
Dividends	2,327,999	2,254,625

Total	$554,683	$13,314,220

5.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of common/collective investment funds managed by Sky Trust, N.A. Additionally, certain other Plan investments are units of a Master Trust for which Sky Trust, N.A. is custodian and trustee. The primary underlying investment of the Master Trust is shares of Sky Financial Group, Inc. common stock. Sky Trust, N.A. is a fiduciary of the Plan and wholly-owned subsidiary of Sky Financial Group, Inc., and Sky Financial Group, Inc. is the sponsor of the Plan. Therefore, all transactions in these investments are party-in-interest transactions.

Fees paid by the Plan to Sky Trust, N.A. for administrative and investment services were $73,453 and $465,826 in 2002 and 2001, respectively. Effective October 1, 2001, fees paid by the Plan to Sky Trust, N.A. were: (1) reduced to .07% of Plan assets invested in all third-party funds, (2) eliminated for assets invested in the Master Trust, and (3) assessed based upon a tiered fee schedule for Plan assets invested in the Sky Trust, N.A. Collective Core Equity and Collective Core Fixed Income funds (approximating .7% of fund balances up to $5 million and .5% of fund balances exceeding $5 million). Previous to this amendment, fees paid by the Plan to Sky Trust, N.A. were .25%, .75%, .95%, and .45% of Plan assets invested in money market funds, fixed income funds, equity funds, and the Master Trust, respectively. Certain professional or legal fees related to the operation of the Plan are paid by the Company.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions set forth under ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2002, that the Plan is qualified under the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of this determination letter. The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

8.	SUBSEQUENT EVENT

On April 30, 2003, the Company acquired Metropolitan Financial Corp. The Company intends to merge the Metropolitan Bank and Trust Company 401(k) Plan (the “Metropolitan Plan”) into the Plan on January 1, 2004. The Company also intends to grant the continuing former employees of Metropolitan Financial Corp. and its subsidiaries (“Metropolitan”) past service credit for their employment with Metropolitan for the purpose of eligibility, participation and vesting in the Plan. It is estimated that approximately 250 of the continuing former employees of Metropolitan will meet the eligibility requirements of the Plan on January 1, 2004 and will become participants in the Plan on that date.

* * * * * *

SUPPLEMENTAL SCHEDULES

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(K) PLAN

SCHEDULE G—PART III—NONEXEMPT TRANSACTIONS

DECEMBER 31, 2002

Name of Plan Sponsor:	Sky Financial Group, Inc.
Employer Identification Number:	34-1372535
Three-Digit Plan Number:	001

a)	Identity of party involved

Sky Trust, N.A.

b)	Relationship to plan, employer, or other party-in interest

Plan Trustee

c)	Description to transactions including maturity, date, rate of interest, collateral, par or maturity value

The Plan paid fees to the Plan trustee in excess of the direct expenses incurred by the Plan trustee to provide services to the Plan. The Plan trustee is a wholly-owned subsidiary of the Plan Sponsor, and as such is considered to be a party-in-interest to the Plan. The Plan trustee has refunded this excess, with interest, to the Plan as of December 31, 2002.

d) Purchase price	h) Cost of asset

$n/a	$65,586

e) Selling price	i) Current value of asset

$n/a	$65,586

f) Lease rental	j) Net gain or (loss) on each transaction

$n/a	$n/a

g) Expenses incurrent in connection with transaction

$n/a

SKY FINANCIAL GROUP, INC.

PROFIT SHARING AND 401(k) PLAN

SCHEDULE H—LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-1372535—PLAN NO. 001

DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Sky Trust, N.A.	Sky Financial Group, Inc. Master Trust		$24,239,911
*	Sky Trust, N.A.	Collective Core Equity Fund		6,730,664
	Berger Funds	Berger Omni Small Cap Value Fund		6,351,859
	Federated Investors	Federated Prime Obligations Fund		6,554,068
*	Sky Trust, N.A.	Collective Core Fixed Income Fund		5,789,955
	Pimco Funds	Pimco Low Duration Fund		1,949,709
	Fremont Funds	Fremont U.S. Micro Cap Fund		2,710,998
	Harbor Funds	Harbor International Fund		2,903,400
	AIM Equity Funds, Inc.	AIM Basic Value Inc. Large Cap Fund		4,902,549
	Vanguard Group	Vanguard Growth Index Fund		4,329,065
	Vanguard Group	Vanguard GNMA Fund		2,218,251
	Pimco Funds	Pimco High Yield Fund		321,302
	Turner Funds	Turner Mid Cap Growth Fund		39,679
	TCW Funds	TCW Galileo Value Opportunities Fund		51,664
*	Participant Notes	Loans to participants, varying maturity dates and interest rates ranging from 4.25% to 9.75%		1,266,809

		Total		$70,359,883

*	Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKY FINANCIAL GROUP, INC. PROFIT SHARING AND 401(K) PLAN

Date:	June 30, 2003	By:	/s/ MICHAEL COUTURIER
Michael Couturier Vice President and Director of Employee Benefits Sky Financial Group, Inc.